

April 27, 2010

By U.S. Mail and Facsimile to (609) 601-8554

Mr. Michael D. Devlin
President and Chief Executive Officer
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

Re: Cape Bancorp, Inc.
File No. 001-33934
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed March 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Form 10-K for the fiscal year ended December 31, 2009

Dear Mr. Devlin:

We have reviewed your filings and your response letter filed March 9, 2010 responding to our comment letter of dated January 11, 2010. We have comments set forth below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Commercial Loan Concentration, page 10

1. We note your response to comment 12 of our letter to you dated January 11, 2010. Please revise the title of the table to clarify that the disclosure relates to the types of commercial properties in your commercial real estate loan portfolio not general commercial loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Business Strategy, page 54

2. We note your response to comment 22 of our letter to you dated January 11, 2010. As we requested, please provide to us and undertake to include in your future filings, analysis of the risks of further concentration of your loan portfolio in commercial real estate loans in your two county market area including but not limited to the following:

    - focus on commercial real estate loans (which compose over 58 percent of your loan portfolio) as opposed to other commercial business lending (which compose less than 8 percent of your loan portfolio);
    - revise the first bullet point in the second paragraph to balance your discussion of the historic "sustained commercial development" with analysis of the current market conditions and trends, particularly in Atlantic City, for commercial real estate including prices, vacancies, and delinquencies;
    - analyze the risks to you of having over 58 percent of your loan portfolio concentrated in commercial real estate that is limited to two counties in New Jersey and concentrated in the Atlantic City metropolitan area; and
    - analyze the "inherently greater risks" of commercial real estate loans to which you refer in the third paragraph of this section.

Notes to Consolidated Financial Statements
Note 3 – Investment Securities, page F-16

3. We note your response to comment 24 of our letter dated January 11, 2010 and the enhanced disclosures related to your pooled trust preferred securities provided on page F-19 of your December 31, 2009 Form 10-K. As it relates to those securities with zero percent excess subordination for which no credit loss was recognized in the most recent quarter, please tell us, and revise future filings to

explain, how a security could have zero excess subordination and not result in the recognition of other than temporary credit impairment.

4. We note that your pooled trust preferred collateralized debt obligations have significantly different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks or insurance companies in each pool and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs ASC 320-10-35-33F through 33I of the FASB Accounting Standards Codification (paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2), we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default assumptions for your estimated cash flows and that simply using the same "base case" credit default assumption for all of your securities is not a reasonable methodology consistent with the guidance. In order to better understand your methodology, please provide us with the following.
   - in detail how you develop your estimate of future deferrals and defaults;
   - how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned; and
   - whether you treat actual deferrals the same as defaults.

5. As a related matter, please provide us with the following information related to your prepayment rate assumption used in your calculation of the present value of cash flows expected to be collected for your trust preferred securities:
   - Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
   - Tell us and disclose in future filings your prepayment assumption and how you determine it.
   - If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
   - Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
   - If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
   - If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

6. We note that the Company adopted ASC 320-10-65-1 in the interim period ending June 30, 2009. However, we were unable to locate certain required disclosures. Please provide us with the disclosures required by paragraphs ASC 320-10-50-8B

of the FASB Accounting Standards Codification as if presented in your December 31, 2009 Form 10-K and confirm that the Company will fully comply with these disclosure requirements in all future filings.

* * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney